SCC750 (07/00)

ARTICLES OF TERMINATION OF CORPORATE EXISTENCE (stock corporation)

The undersigned, pursuant to Section 13.1-750 of the Code of Virginia, executes these articles and states as follows:

1. The name of the corporation is:

MAPCOM Systems, Inc.

2. All the assets of the corporation have been distributed to its creditors and shareholders.

3. The dissolution of the corporation has not been revoked.

4. The corporation certifies that it has filed returns and has paid all state taxes to the time of these articles.

5. Executed in the name of the corporation:
/s/ James R. Haney

James R. Haney, Vice President
(printed name and corporate title)

The execution must be by the chairman or any vice-chairman of the board of directors, the president, or any other of its officers authorized to act on behalf of the corporation.

SEE INSTRUCTIONS ON THE REVERSE